July 16, 2013

VIA EDGAR [AND OVERNIGHT DELIVERY]

John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    CCA Industries, Inc.
Form 10-K for the year ended November 30, 2012
Filed February 28, 2013
File No. 1-31643

Dear Mr. Cash:

On behalf of CCA Industries, Inc. (the “Company”, “we” and “our”), we transmit herewith for consideration by the staff of the Securities and Exchange Commission (the “Staff”) our response to the comments issued in a comment letter dated July 2, 2013 (the “Comment Letter”) relating to the Form 10-K for the year ended November 30, 2012, filed by the Company on February 28, 2013 (the “Form 10-K”). For ease of reference and to facilitate the Staff’s review, the heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter, and we have reproduced the text of the Staff’s comment in bold. Capitalized terms used herein have the meanings ascribed to them in the above referenced Company filing. We are available at your convenience to discuss these matters with you.

Business, page 1

1.
We note your disclosure on page 3 that “[e]ach of the Company’s brand-name products is intended to attract a particular demographic segment of the consumer market, and the advertising campaigns are directed to the respective market-segments.” In future filings please expand your disclosure to describe the demographic segments that your particular products are targeted towards as well as how your various advertising campaigns are directed to particular market-segments.

We respectfully note the Staff’s comment and, in future filings, we will expand our disclosure under “Business” to describe the demographic segment(s) of the consumer market to which the Company’s products are targeted, as well as the manner in which our marketing approach is intended to address those particular market-segments.

2.
We note your discussion of your various license agreements on page 4 under the section “License-Agreements Products.” For each description of the license agreements, in future filings please include additional disclosure of the material terms of the license agreements, including whether the licenses are perpetual or have a fixed term. In addition, for those licenses where the royalty rates are reduced upon an aggregate total amount of royalties paid, please specify whether the total amount of royalties has been paid, thus allowing the reduced royalty percentage rate. For example, on the Solar Sense, Inc. license agreement, you note that there is a required royalty on “5% on net sales of said licensed products until $1 million total royalties are paid, at which time the royalty rate will be reduced to

-200 Murray Hill Parkway East Rutherford, NJ 07073 • Phone 201-330-1400 • Fax 201-935-6784

1%...” and that the “Company incurred royalties of $72,062 to Solar Sense, Inc. for the fiscal year ended November 30, 2012.” In addition to noting the royalties paid in the last fiscal year, please also disclose the total royalties paid since the license agreement was first entered into. Alternatively, please disclose if or when the reduced royalty rate will be available to your company.

We respectfully note the Staff’s comment and, in future filings, we will expand our disclosure under “Business” to include additional information concerning our material license agreements in order to provide investors with a better understanding of the significant terms of those material licenses, including whether those licenses are perpetual or have a fixed term. In addition, in future filings, for those material licenses where the royalty rates are materially reduced upon an aggregate total amount of royalties being paid, we will specify whether that total amount of aggregate royalties has been paid, thus allowing the reduced royalty rate, or alternatively, we will disclose if or when the reduced royalty rate will be available to us. In those instances where the aggregate amount of royalties under such material licenses has not been paid, we will include, in addition to the royalties paid in the last completed fiscal year, the total amount of such aggregate royalties paid since the license was first entered into through the end of the last completed fiscal year.

3.
We note your disclosure regarding competition on page 5 and that many of your competitors “have the broadest-based public recognition of their products and are significantly larger than us.” In future filings please include a discussion of how you believe your business and your products compete favorably with your competition.

We respectfully note the Staff’s comment and, in future filings, we will include a discussion of how we believe the Company’s business and its products may compete favorably with its competition.

4.	In future filings, please include the disclosure set forth in Item 101(h)(4)(v) regarding sources and availability of raw materials and the names of principal suppliers.

We respectfully note the Staff’s comment. Item 101(h)(4)(v) of Regulation S-K requires smaller reporting companies to disclose the sources and availability of raw materials and the names of principal suppliers to the extent material to an understanding of the smaller reporting company. The Company does not manufacture any of its products and instead uses a number of contract manufacturers to produce its products. In some cases the Company provides raw materials and packaging materials to the contract manufacturer, and in some cases the contract manufacturer sells the Company a turn-key (complete) product.

The Company works with a multitude of contract manufacturers and is not dependent on any one contract manufacturer. The Company does not have a written contract with any of its contract manufacturers. The contract manufacturers produce product based on written purchase orders submitted which specify a quantity of product to be produced. If a particular contract manufacturer was unable to continue producing product for the Company, the Company believes that it could change to an alternate supplier without an adverse impact on the Company’s business or operations.

The Company also does not have a written contract with any of the suppliers of its raw materials. The suppliers of raw materials fulfill orders based on a written purchase order specifying the quantity of raw materials to be supplied. The Company purchases raw materials from a variety of suppliers and is not dependent on any one supplier. The Company believes that the raw materials in its products are commonly available and that there is no material risk as to its ability to obtain future supplies of such materials.

As such, the Company currently does not consider the disclosure of the particular sources and availability of raw materials or the names of its principal contract manufacturers or raw material suppliers (collectively, “suppliers”) to be material to an understanding of the Company. In future filings, we will describe our use of suppliers consistent with the above description. Further, the Company undertakes to disclose in future filings the sources and availability of raw materials and the

-200 Murray Hill Parkway East Rutherford, NJ 07073 • Phone 201-330-1400 • Fax 201-935-6784

names of its principal suppliers to the extent such information becomes material to an understanding of the Company in accordance with Item 101(h)(4)(v) of Regulation S-K.

5.	In future filings, please include the disclosure set forth in Item 101(h)(4)(xi) regarding costs and effects of compliance with environmental laws.

We respectfully note the Staff’s comment. Item 101(h)(4)(xi) of Regulation S-K requires smaller reporting companies to disclose the costs and effects of compliance with environmental laws to the extent material to an understanding of the smaller reporting company. The Company currently does not consider the costs and effects of compliance with environmental laws to be material to an understanding of the Company, and in light of this immateriality, the Company submits that disclosure of such costs and effects is not required by Item 101(h)(4)(xi) of Regulation S-K. In future filings, we will include disclosure under “Business” indicating that the costs and effects of compliance with environmental laws are not material to the Company. Further, the Company undertakes to disclose the costs and effects of compliance with environmental laws in future filings to the extent such costs and effects become material to an understanding of the Company in accordance with Item 101(h)(4)(xi) of Regulation S-K.

Signatures, page 51

6.
In future filings please identify your Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer or Controller. To the extent that David Edell serves as your Principal Executive Officer and Stephen A. Heit serves as your Principal Financial Officer and Principal Accounting Officer or Controller, please advise us of such and confirm that you will identify that person in their capacity as Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer or Controller on the signature page in future filings, as appropriate.

We hereby confirm to the Staff that David Edell signed the Form 10-K in his capacity as the Company’s Principal Executive Officer and Stephen A. Heit signed the Form 10-K in his capacity as the Company’s Principal Financial Officer and Principal Accounting Officer. We respectfully note the Staff’s comment and, in future filings, we will identify each signatory in his capacity as Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer or Controller on the signature page, as appropriate.

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact me.

Sincerely,

By: /s/ Stephen A. Heit
Stephen A. Heit
Chief Financial Officer
CCA Industries, Inc.

3
-200 Murray Hill Parkway East Rutherford, NJ 07073 • Phone 201-330-1400 • Fax 201-935-6784